Oppenheimer Main Street Fund.
Period Ending 2/29/12
Exhibit 77M

On January 19, 2012 the Fund acquired all of the net assets of Oppenheimer Principal Protected Main Street Fund III, pursuant to an Agreement and Plan of Reorganization approved by the Oppenheimer Principal Protected Main Street Fund III shareholders on January 13, 2012.

The Fund issued (at an exchange ratio of 0.843830 for Class A, 0.874893 for Class B, 0.880821 for Class C and 0.854530 for Class N, of the Fund to one share of Oppenheimer Principal Protected Main Street Fund III) 162,319; 109,319; 68,853; 9,645 shares of beneficial interest for Class A, Class B, Class C and Class N respectively, valued at $5,442,544, $3,549,586, $2,226,713 and $319,350 in exchange for the net assets, resulting in combined Class A net assets of $4,173,101,749, Class B net assets of $269,090,064, Class C net assets of $541,041,221 and Class N net assets of $100,475,517 on January 19, 2012.

The net assets acquired included an unused capital loss carry forward of $3,249,188, potential utilization subject to tax limitations. The exchange qualified as a tax-free reorganization for federal income tax purposes.

For additional information please refer to the Fund's N-14 filed with the Commission on November 1, 2011 (333-177649). Oppenheimer Principal Protected Main Street Fund III will apply on Form N-8f to deregister as an investment company and will cease to be a registered investment company.